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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

             TECHNEST HOLDINGS, INC. f/k/a Financial Intranet, Inc.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
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                         (Title of Class of Securities)

                                   878379 10 6
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                                 (CUSIP Number)

                     JOHN M. MANN, C/O MAYER, BROWN & PLATT
                  700 LOUISIANA, SUITE 3600, HOUSTON, TX. 77002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2001
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 878379106          SCHEDULE 13D/A
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GREENFIELD INVESTMENT CONSULTANTS, LLC ("Reporting Entity")
      EIN No. 52-2181258

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  | |
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity:          DELAWARE
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                  7     SOLE VOTING POWER

                        SEE ITEM 5 BELOW, (NOTE 1)

                        Reporting Entity:            12,205,370
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  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 5 BELOW  (NOTE 1)
    WITH
                        Reporting Entity:            12,205,370
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                           -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5 BELOW (NOTE 1)

      Reporting Entity:       12,205,370

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      SEE ITEM 5 BELOW

      Reporting Entity:        34.0%
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14    TYPE OF REPORTING PERSON*

      Reporting Entity: Investment Holdings

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1. Security and Issuer

        This report pertains to the common stock, par $0.001 per share of Technest Holdings, Inc. f/k/a Financial Intranet, Inc.(the "Issuer"). The Issuer's principal executive offices are located at 3350 Peachtree Road, Suite 1050, Atlanta, Georgia 30326


ITEM 2. Identity and background:

        The person filing this statement is: Greenfield Investment Consultants, LLC ("Greenfield"),whose principal business is Investment Holdings and its principal business address is 90 Grove Street, Ridgefield, CT 06877.

The principal members and executive officers of the Reporting Entity are:

Daniel Pickett, citizen of the United States, 90 Grove Street, Ridgefield, CT 06877

Stephen Hicks, citizen of Canada, 90 Grove Street, Ridgefield, CT 06877

ITEM 3. Source and Amount of Funds or Other Consideration

        Pursuant to the terms of the Agreement and Plan of Reorganization dated March 21, 2001 among Technest.com, Inc., ("Technest"), Technest Holdings, Inc. f/k/a Financial Intranet, Inc. (the "Issuer"), and the Stockholders (the "Agreement"), shares of common stock of the Issuer, held by the Stockholders were exchanged for shares of the Issuer. The Reporting Entity received 3,646,120 shares of the Issuer's common stock at the initial closing and 8,559,250 shares of common stock at the second closing, equating to a total of approximately 34.0% of the Issuer's outstanding shares (after the issuance of all shares pursuant to the Agreement).

ITEM 4. Purpose of Transaction

        The Reporting Entity acquired the initial shares of common stock of the Issuer pursuant to the Agreement described above and incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 13, 2001.

        The Reporting Entity acquired at the second closing, shares of common stock of the Issuer pursuant to the Agreement described above upon the filing of the Amended and Restated Articles of Incorporation with the Secretary of State of Nevada incorporate by reference from the Issuer's Current Report on Form 8-K filed on August 9, 2001.


ITEM 5. Interest in Securities of Issuer

        All of the information given below is as of July 16, 2001. Percentages are based on 35,883,240 shares of Common Stock outstanding as of July 16, 2001.

        Collectively, the Reporting Person beneficially owns and has sole voting and dispositive power over 12,250,370 shares of common stock and shared voting power over -0- shares of common stock.

        The Reporting Person has not effected transactions in the Issuer securities during the last 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

ITEM 7. Material to be filed as Exhibits

        1.1 Agreement and Plan of Reorganization dated March 30, 2001 among Technest.com, Inc., Financial Intranet, Inc. and the Stockholders incorporated by reference from the Issuer's Current Report on Form 8-K filed April 13, 2001.

        1.2 Amended and Restated Articles of Incorporation of the Issuer, incorporated by reference from the Issuer's Current Report on Form 8-K filed August 9, 2001.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2001                           GREENFIELD INVESTMENT CONSULTANTS, LLC

  [Date]
                                         By: /s/ D. Pickett
                                             -----------------------------------
                                         Title:
                                                --------------------------------

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

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